UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes ☐                 No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 12, 2019, Seadrill Limited (the “Company”) issued a press release announcing the commencement of a tender offer for its outstanding 12.0% Senior Secured Notes due 2025 (the “Notes”). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBITS

The following exhibit is filed as part of this report:

Number	Exhibit:

99.1	Press release, dated March 12, 2019, announcing a tender offer for 12.0% Senior Secured Notes due 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: March 12, 2019	By:	/s/ Jonas Ytreland

Name: Jonas Ytreland Title: Authorized Signatory